FEDERAL INSURANCE COMPANY

Endorsement No:	10

Bond Number:	70437187

NAME OF ASSURED: CURIAN SERIES TRUST AND CURIAN VARIABLE SERIES TRUST
NAME OF ASSURED ENDORSEMENT
It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Curian Series Trust and Jackson Variable Series Trust fka Curian Variable Series Trust

This Endorsement applies to loss discovered after 12:01 a.m. on April 27, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: June 3, 2015

ICAP Bond
Form 17-02-0949 (Rev. 1-97)	Page 1